----------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
           ----------------------------------------------------------

                                   FORM 11-K
                                 ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                  For the Fiscal Year ended December 31, 1997

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

               For the transition period from ______ to _______.

                          Commission File No. 33-98136

     A. Full title of the Plan and the address of the address of the Plan, if different from that of the issuer named below:

                                  (the "Plan")
                        CHELSEA GCA 401(K) SAVINGS PLAN

     B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           CHELSEA GCA REALITY, INC.
                             103 Eisenhower Parkway
                           Roseland, New Jersey 07068

                            Financial Statements and
                             Supplemental Schedules

                         Chelsea GCA 401(k) Savings Plan

                                DECEMBER 31, 1997

                         Chelsea GCA 401(k) Savings Plan

                 Financial Statements and Supplemental Schedules

                                December 31, 1997


                                    CONTENTS

Report of Independent Auditors.........................................1

Financial Statements

Statements of Net Assets Available for Plan Benefits- with
   Fund Information....................................................2
Statement of Changes in Net Assets Available for Plan
   Benefits-with Fund Information......................................4
Notes to Financial Statements..........................................5

Supplemental Schedules

Schedule of Assets Held for Investment................................12
Schedule of Reportable Transactions...................................13

                         Report of Independent Auditors

Chelsea GCA 401(k) Savings Plan
Retirement and Benefits Committee

We have audited the accompanying statements of net assets available for plan benefits-with fund information of Chelsea GCA 401(k) Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits-with fund information for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1997 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statements of net assets available for plan benefits-with fund information and the statement of changes in net assets available for plan benefits-with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits for each fund. The supplemental schedules and fund information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       Ernst & Young LLP
New York, NY
June 19, 1998


                         Chelsea GCA 401(k) Savings Plan

    Statement of Net Assets Available for Plan Benefits-with Fund Information

                                December 31, 1997


                                                                         FUND INFORMATION
                      ---------------------------------------------------------------------------------------------
                                                   THE MERRILL LYNCH TRUST
                      --------------------------------------------------------------------------------
                                             Corporate
                                             Bond Fund                                                  Chelsea
                          Basic              Investment  Global              Retirement    CMA          GCA
                          Value     Capital  Grade       Allocation  Growth  Preservation  Money        Realty,
                          Fund      Fund     Portfolio   Fund        Fund    Trust         Fund  Cash   Inc.     Participant
                                                                                                        Common   Loans
                                                                                                        Stock    Receivable  Total
                        -----------------------------------------------------------------------------------------------------------
 ASSETS
 Investments, at
    fair value          $287,522   $ 99,238  $90,029      $91,889      $562,335 $49,964     $3,432 $1,363 $74,961 $17,822 $1,278,555
 Employee contributions
  receivable               4,891      4,025    2,304        2,644        12,478   1,019                     2,272             29,633
 Net assets available -------------------------------------------------------------------------------------------------------------
  for plan benefits
  at December 31, 1997  $292,413   $103,263   $92,333     $94,533      $574,813 $50,983     $3,432 $1,363 $77,233 $17,822 $1,308,188
                      ==============================================================================================================

SEE ACCOMPANYING NOTES.


                                                           Chelsea GCA 401(k) Savings Plan

                                       Statement of Net Assets Available for Plan Benefits-with Fund Information

                                                                     December 31, 1996

                                                                  FUND INFORMATION
                                 ------------------------------------------------------------------------------
                                                               THE MERRILL LYNCH TRUST
                                 -------------------------------------------------------------------
                                         Corporate
                                         Bond Fund                                                    Chelsea
                        Basic            Investment   Global              Retirement     CMA          GCA
                        Value  Capital   Grade        Allocation  Growth  Preservation   Money        Realty,
                        Fund   Fund      Portfolio    Fund        Fund    Trust          Fund   Cash  Inc.     Participant
                                                                                                      Common   Loans
                                                                                                      Stock    Receivable     Total
                        -----------------------------------------------------------------------------------------------------------
 ASSETS
 Investments, at
   fair value           $186,735 $47,248  $64,026   $50,015     $371,141   $38,659      $1,679  $774  $40,200   $4,801      $805,278
 Employee contributions
   receivable              3,856   2,807    2,075     3,238       10,276       306                      1,394                 23,952
 Net assets available  ------------------------------------------------------------------------------------------------------------
  for plan benefits
  at December 31, 1996 $190,591 $50,055  $66,101   $53,253     $381,417   $38,965     $1,679   $774  $41,594   $4,801      $829,230
                       ============================================================================================================


SEE ACCOMPANYING NOTES.


                                                            Chelsea GCA 401(k) Savings Plan

                                        Statement of Changes in Net Assets Available for Plan
                                                         Benefits-with Fund Information

                                                               Year ended December 31, 1997

                                                                     FUND INFORMATION
                           -----------------------------------------------------------------------------
                                                         THE MERRILL LYNCH TRUST
                           ----------------------------------------------------------------

                                            Corporate                                                   Chelsea
                                            Bond                                                         GCA
                                            Fund                                                        Realty,
                           Basic            Investment   Global              Retirement   CMA           Inc.      Participant
                           Value    Capital Grade        Allocation  Growth  Preservation Money         Common    Loans
                           Fund     Fund    Portfolio    Fund        Fund    Trust        Fund   Cash   Stock     Receivable  Total
                          ---------------------------------------------------------------------------------------------------------
Net assets available
 for plan benefits
 at January 1, 1997      $190,591  $50,055  $66,101     $53,253     $381,417 $38,965      $1,679 $ 774  $41,594   $ 4,801  $829,230

Additions:
 Employee contributions    57,343   42,598   30,341      41,944      151,100  10,909                     31,206             365,441
 Employee contributions
  receivable                4,891    4,025    2,304       2,644       12,478   1,019                      2,272              29,633
 Investment income         19,224    6,737    4,518      11,049       43,317   2,379       1,753   589    4,307              93,873
                          --------- -------- ---------- ----------   -------- --------    ------- ------ ------- --------   -------
                           81,458   53,360   37,163      55,637      206,895  14,307       1,753   589   37,785             488,947

Participant withdrawals   (20,503)  (5,554)  (5,578)    (1,845)      (39,230) (2,032)                    (4,779)            (79,521)
                         -------------------------------------------------------------                  ---------        ----------

                          (20,503)  (5,554)  (5,578)    (1,845)      (39,230) (2,032)                    (4,779)            (79,521)
Net realized and
 changes in unrealized
 appreciation
 (depreciation)
 in fair value of
 investments               37,485    5,915    1,391     (4,355)       26,604                              2,492              69,532
Interfund transfers         9,326            (6,138)    (8,943)        5,755                                                    -
Loan disbursements/
 proceeds, net             (5,944)    (513)    (606)       786        (6,628)   (257)                       141    13,021       -
Net increase               --------------------------------------------------------------------------------------------------------
 (decrease)                40,867    5,402   (5,353)   (12,512)       25,731    (257)       -      -      2,633    13,021    69,532
------------------------------------------------------------------------------------------------------------------------------------
Net assets available
 for plan benefits at
 December 31, 1997       $292,413 $103,263  $92,333   $ 94,533      $574,813 $50,983     $3,432 $1,363  $77,233   $17,822 $1,308,188
===================================================================================================================================

                         Chelsea GCA 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 1997


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

METHOD OF ACCOUNTING

The financial statements of Chelsea GCA 401(k) Savings Plan (the "Plan") are presented on the accrual basis of accounting.

INVESTMENTS

Investments are valued at fair value using share values of the funds as reported by Merrill Lynch on December 31, 1997 and 1996, respectively.

Appreciation or depreciation of securities represents the reinvested dividends plus realized gains and the change in fair value during the year.

INCOME TAX STATUS

Effective January 1, 1996, the Plan is a prototype non-standardized plan developed by Merrill Lynch, Pierce, Fenner & Smith, Inc. Prior to January 1, 1996, the Plan was a prototype plan developed by Automatic Data Processing Federal Credit Union. The Internal Revenue Service had issued a determination letter dated December 5, 1995 to the effect that the Plan qualified under
Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the Plan was not subject to tax under Section 501(a) of the IRC. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan sponsored and administered by Chelsea GCA Realty Partnership, L.P. (the "Partnership") and was established for the purpose of allowing Plan members to make tax-deferred contributions through voluntary payroll withholdings in order to accumulate benefits to be paid upon retirement. The Partnership pays all administrative expenses incurred by the Plan except for a fee of $.25 per share for all purchase and sale transactions of Chelsea GCA Realty, Inc. common stock which is paid by the participant.

                         Chelsea GCA 401(k) Savings Plan

2.  DESCRIPTION OF THE PLAN (CONTINUED)

All employees of the Partnership are eligible to participate in the Plan after completing one year of service and attaining age 21. Employees who elect to enroll in the Plan may elect to have from 1% to 15% of their pre-tax gross pay (for up to a 40 hour work week) contributed to their account each pay period. This deduction may not exceed the maximum amount allowed under the IRC of $9,500 in 1997 and 1996. Rollover contributions of $3,519 and $76,831 in 1997 and 1996, respectively, were made by participants from other qualified Plans.

Effective January 1, 1996, Merrill Lynch Asset Management, Inc. serves as trustee (the "Trustee") of the Plan. The Trustee has invested the assets of the Plan in funds maintained in pooled separate accounts held by Merrill Lynch Trust. Prior to January 1, 1996, State Street Bank and Trust Company served as trustee (the "Predecessor Trustee") of the Plan. The Predecessor Trustee had invested the assets of the Plan in funds maintained in pooled separate accounts held in the ADP/State Street Collective Trust.

Employees participating in the Plan are eligible to receive a benefit upon their normal retirement date, early retirement date, disability retirement date or termination date, equal to the amount in their individual account. Participants are always 100% vested in their accounts including the earnings thereon.

Participants are eligible to borrow from their account. The minimum loan is $500. A participant may borrow 50% of his or her account to a maximum of $50,000. The loans must be paid back within five years. The loans bear interest at a rate of 8.99% and 8.73% at December 31, 1997 and 1996, respectively.

Effective January 1, 1996, participants are permitted to invest their contributions in any of the following investment vehicles:

   MERRILL LYNCH BASIC VALUE FUND

   This fund seeks capital appreciation and, secondarily, income by investing in primarily equity securities that are undervalued and represent basic investment value. Particular emphasis is placed on securities which provide an above average dividend return and sell at a below average price-earnings ratio.

   MERRILL LYNCH CAPITAL FUND

   The objective of the fund is to achieve the highest total investment return through flexibility of investments in equity, debt or other convertible securities, as well as investing in quality companies.

                         Chelsea GCA 401(k) Savings Plan

2.  DESCRIPTION OF THE PLAN (CONTINUED)

   MERRILL LYNCH CORPORATE BOND FUND INVESTMENT GRADE
   PORTFOLIO

   This fund seeks primarily to attain the highest level of current income by investing in a diversified portfolio of fixed income securities, such as corporate bonds and notes, convertible securities, preferred stocks and government obligations. As a secondary objective, the fund seeks capital appreciation, when consistent with the primary objective.

   MERRILL LYNCH GLOBAL ALLOCATION FUND

   The fund seeks a high total investment return, consistent with prudent risk, utilizing United States and foreign equity, debt and money market securities. Total investment return is the aggregate of capital value changes and income.

   MERRILL LYNCH GROWTH FUND

   The investment objectives of the fund are to seek growth of capital and, secondarily, income by investing in a diversified portfolio of equity securities.

   MERRILL LYNCH RETIREMENT PRESERVATION TRUST

   This is a fixed income portfolio which invests in guaranteed investment contracts of insurance companies, bank investment contracts, money market instruments and United States Government Agency Securities.

   CHELSEA GCA REALTY, INC. COMMON STOCK

   Participants are offered the opportunity to purchase the common stock of Chelsea GCA Realty, Inc. The stock is currently traded on the open market.

While the Partnership hopes and expects to continue the Plan indefinitely, it reserves the right to terminate, amend or modify the Plan at any time.

This is not a complete description of the Plan. For more information on the Plan, see the Summary Plan Description available at the office of the Administrator.

                         Chelsea GCA 401(k) Savings Plan

3.  INVESTMENTS

As indicated by the Trustee, the following investments, exclusive of receivables, as of December 31, 1997 and 1996 represent 5% or more of the Plan's net assets at fair value:

   1997
   The Merrill Lynch Trust:
     Merrill Lynch Basic Value Fund                                  $287,522
     Merrill Lynch Capital Fund                                        99,238
     Merrill Lynch Corporate Bond Fund Investment Grade Portfolio      90,029
     Merrill Lynch Global Allocation Fund                              91,889
     Merrill Lynch Growth Fund for Investment & Retirement            562,335
     Chelsea GCA Realty, Inc. Common Stock                             74,961

   1996
   The Merrill Lynch Trust:
     Merrill Lynch Basic Value Fund                                  $186,735
     Merrill Lynch Capital Fund                                        47,248
     Merrill Lynch Corporate Bond Fund Investment Grade Portfolio      64,026
     Merrill Lynch Global Allocation Fund                              50,015
     Merrill Lynch Growth Fund for Investment & Retirement            371,141
     Chelsea GCA Realty, Inc. Common Stock                             40,200

Chelsea GCA 401(k) Savings Plan

3.  INVESTMENTS (CONTINUED)

The Trustee has reported units and per unit values, exclusive of receivables, as follows:


                                              THE MERRILL LYNCH TRUST
                          --------------------------------------------------------------------------------
                                                               CORPORATE BOND
                          BASIC                                INVESTMENT                 GLOBAL
                          VALUE FUND         CAPITAL FUND      GRADE PORTFOLIO        ALLOCATION FUND
                          ----------------- ------------------ --------------------- ---------------------
                          UNITS    PER       UNITS     PER      UNITS     PER         UNITS      PER
                                   UNIT                UNIT               UNIT                   UNIT
                          ----------------- ------------------ --------------------- ---------------------

 December 31, 1996        6,096.5  $30.63    1,551.1   $30.46   5,656.0   $11.32      3,482.9   $14.36

 March 31, 1997           6,410.4   31.44    1,791.9    30.73   6,185.1    11.08      4,118.4    14.56

 June 30, 1997            6,669.5   35.89    2,077.7    33.85   7,069.3    11.24      5,048.7    15.60

 September 30, 1997       7,270.6   37.43    2,459.2    34.73   7,090.4    11.40      5,604.2    15.96

 December 31, 1997        7,860.1   36.58    2,936.9    33.79   7,842.3    11.48      6,591.8    13.94



                                                           THE MERRILL LYNCH TRUST
                          --------------------------------------------------------------------------------
                                                  RETIREMENT                               CHELSEA GCA
                                                  PRESERVATION         CMA MONEY           REALTY, INC.
                          GROWTH FUND             TRUST                 FUND               COMMON STOCK
                         --------------------- --------------------- --------------------- ---------------
                          UNITS    PER           UNITS    PER          UNITS   PER         UNITS   PER
                                   UNIT                   UNIT                 UNIT                UNIT
                         --------------------- --------------------- --------------------- ----------------
 December 31, 1996       15,285.9  $24.28      38,654.5   $1.00       1,679    $1.00       1,161    $34.625

 March 31, 1997          16,142.8   24.33      41,315.5    1.00         501     1.00       1,360      35.87

 June 30, 1997           17,516.9   26.42      44,407.9    1.00         642     1.00       1,532      38.00

 September 30, 1997      18,389.0  331.31      47,331.3    1.00         609     1.00       1,731      41.75

 December 31, 1997       21,284.5   26.42      49,964.0    1.00       3,432     1.00       1,963      38.18

                         Chelsea GCA 401(k) Savings Plan

4. PARTIES-IN-INTEREST

During 1997 and 1996, the Plan did not enter into any transactions with parties-in-interest.

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits in the financial statements to Form 5500:

                                                     YEAR ENDED DECEMBER 31

                                                       1997           1996
                                                    --------------------------

Net assets available for plan benefits
 per the financial statements                       $1,308,188      $829,230
Employee contributions receivable                      (29,633)      (23,952)
Other receivables                                       (2,665)         (601)
                                                    ---------------------------
Net assets available for plan benefits              $1,275,890      $804,677
 per Form 5500                                      ===========================

6. SUBSEQUENT EVENTS

As of January 1, 1998 the Plan has been amended to include an employer discretionary matching contribution in an amount not to exceed 100% of each participant's first 6% of yearly compensation contributed to the Plan. As of the date of this report, the matching contribution is equal to 50% of each participant's first 6% contributed to the Plan. The Plan's Administrative Committee, on June 16, 1998, has requested a determination letter from the Internal Revenue Service in connection with the Plan's amendments mentioned above.

Employees with the following titles are not eligible to participate in the matching contributions: Vice President, Executive Vice President, Chief Operating Officer, President and CFO, Vice Chairman, and Chairman and CEO.

Participants shall have a vested percentage in the matching contributions as follows:

          After 1 year of vesting service       20%
          After 2 years of vesting service      40%
          After 3 years of vesting service      60%
          After 4 years of vesting service      80%
          After 5 years of vesting service     100%

                         Chelsea GCA 401(k) Savings Plan

7. YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has developed a plan to modify its internal information technology to ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by the end of 1998. The Plan Sponsor does not expect this project to have a significant effect on plan operations.


                                   Chelsea GCA 401(k) Savings Plan

                                     Assets Held for Investment

                                        December 31, 1997

                                                                            NUMBER
                                                                           OF UNITS/        COST          CURRENT
        IDENTITY OF ISSUE                                                  SHARES          BASIS          VALUE

The Merrill Lynch Trust:
 Merrill Lynch Basic Value Fund                                             7,860.1         $247,367      $287,522
 Merrill Lynch Capital Fund                                                 2,936.9           93,170        99,238
 Merrill Lynch Corporate Bond Fund Investment Grade Portfolio               7,842.3           89,639        90,029
 Merrill Lynch Global Allocation Fund                                       6,591.8           97,266        91,889
 Merrill Lynch Growth Fund for Investment & Retirement                     21,284.5          508,563       562,335
 Merrill Lynch Retirement Preservation Trust                               49,964             49,964        49,964
Merrill Lynch CMA Money Fund                                                3,432              3,432         3,432
                                                                                           ----------    ----------
                                                                                           1,089,401     1,184,409

Cash                                                                                           1,363         1,363
Chelsea GCA Realty, Inc. Common Stock                                       1,963             66,422        74,961

Participant loans receivable (interest rates range from
 8.73% to 8.99% maturing through 2001)                                                             -        17,822
                                                                                           -----------   ----------
Total investments                                                                         $1,157,186     $1,278,555
                                                                                          =========================

                                     Chelsea GCA 401(k) Savings Plan

                                         Reportable Transactions

                                       Year ended December 31, 1997

                                                                                           FAIR VALUE
                                                                                               OF
                                                                                          TRANSACTION
                                                               COST        PURCHASE           UPON            GAIN/
                   DESCRIPTION OF ASSET                       BASIS         PRICE           SALE OR           (LOSS)
                                                                                           REDEMPTION
CATEGORY (I)--SINGLE TRANSACTIONS IN EXCESS
   OF 5% OF PLAN ASSETS

Merrill Lynch CMA Money Fund (1)                             $78,874       $78,874
Merrill Lynch CMA Money Fund (1)                              70,241                      $70,241

CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS
   OF 5% OF PLAN ASSETS

Merrill Lynch Basic Value Fund (27)                          89,972        89,972
Merrill Lynch Basic Value Fund (21)                          19,332                        22,216             $2,884
Merrill Lynch Capital Fund (24)                              52,218        52,218
Merrill Lynch Capital Fund (14)                               3,147                         3,403                256
Merrill Lynch Corporate Bond Fund Investment Grade
   Portfolio (31)                                            37,002        37,002
Merrill Lynch Corporate Bond Fund Investment Grade
   Portfolio (20)                                            12,462                        12,389                (73)
Merrill Lynch Global Allocation Fund (25)                    58,090        58,090
Merrill Lynch Global Allocation Fund (15)                    11,400                        11,860                460
Merrill Lynch Growth Fund for Investment
   & Retirement (26)                                        212,091       212,091
Merrill Lynch Growth Fund for Investment
   & Retirement (24)                                         34,395                        40,510              6,115
Merrill Lynch CMA Money Fund (61)                           255,495       255,495
Merrill Lynch CMA Money Fund (52)                           253,742                       253,742
Chelsea GCA Realty, Inc. Common Stock (26)                   37,909        37,909
Chelsea GCA Realty, Inc. Common Stock (11)                    4,817                         5,548                731



Numbers in brackets ( ) represent number of transactions.

THERE WERE NO CATEGORY (II) OR (IV) REPORTABLE TRANSACTIONS DURING THE YEAR
ENDED DECEMBER 31, 1997.


                         Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-98136) pertaining to the Chelsea GCA 401(k) Savings Plan of our report dated June 19, 1998, with respect to the financial statements of the Chelsea GCA 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.

                                           Ernst & Young LLP
New York, NY
June 19, 1998